# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bravo Multinational Inc., CIK 0001444839
CUSIP: 10568F2083
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2020 GENERAL BOOTH BLVD UNIT 230, VIRGINIA BEACH, Virginia (VA), 23454
Date of event which requires filing of this statement: 09/18/2026
Amends the filing with accession number 0001091818-23-000104
Filed by CIK 0001974762
Persons authorized to receive notices and communications: Wayne F. Jefferies, 8068 W. Sahara Ste. C, Las Vegas, Nevada (NV), 89117, 702-382-3272

## Reporting persons
- WTFJ Investments, LLC (CIK 0001974762): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: working capital (WC); sole voting power 8,417,155; shared voting power 28,301,344; sole dispositive power 8,417,155; shared dispositive power 0; aggregate amount beneficially owned 28,301,344 (59.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Bravo Multinational Inc.
Address of issuer's principal executive offices: 2020 GENERAL BOOTH BLVD UNIT 230, VIRGINIA BEACH, Virginia (VA), 23454

## Item 2. Identity and Background
Name of person filing:
(i) WTFJ Investments, LLC is a limited liability company formed under the laws of the State of Nevada, and it owns 8,417,155 of the common stock of the Issuer.

(ii) The owner of all the outstanding ownership units of WTFJ is Mr. Wayne Jefferies.

(iii) The other members of the Reporting Person's shareholder group are:

United Resources, LLC, controlled by Mr. Chad Doher
Broco Global, LLC, controlled by Mr. Gabe Doher
WTFJ Investments LLC, controlled by Mr. Wayne Jefferies
La La La, LLC, controlled by Mr. Brian Lemke
Carbon Capital Corp, controlled by Mr. David Appel
Executive Real Estate, controlled by Mr. Paul D'Agnese
Mr. Josh Rowland, Individually
Mr. Richard Tavano, Individually
Daniel McKean, Individually
Laura Peifer, Individually
Armin Ellis, individually
Roman Investments PR LLC controlled by Mr. Roman Vintfield
Rose Advisors controlled by Mr. Steve Denkingers
Residence or business address: 8068 W. Sahara Ave., Suite C, Las Vegas, NV 89117
Present principal occupation or employment: The principal business of WTFJ is to act as a holding company for ownership interests in other businesses.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired its separately owned shares of common stock of BRVO for the purchase price of $35,285, and such funds were obtained through the use of working capital. The total group shares were acquired for $600,000 and each shareholder in the group obtained its shares through the use of working capital or personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired additional shares of the Issuer on March 30, 2026 to increase its voting power in the Issuer, and the group acquired its shares to obtain control of the Issuer in order to maximize shareholder value.

The Reporting Person has grown increasingly concerned with the current direction, governance and oversight of the Issuer under its existing Board of Directors (the "Board"). After efforts to communicate with the Board and delivery of a formal demand dated July 8, 2026 requesting that the Board call a special meeting of shareholders, the Reporting Person commenced litigation against the Issuer and/or members of the Board.

The litigation seeks, among other relief, an order requiring the calling and holding of a special meeting of shareholders and relief intended to prevent actions that the Reporting Person alleges would improperly dilute shareholder voting power or entrench the existing Board. The Reporting Person intends to pursue the litigation and may seek changes in the composition of the Board and/or management through the special-meeting process, shareholder proposals, nominations, proxy solicitation, litigation or other lawful means.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
United Resources, LLC, controlled by Mr. Chad Doher 2,000,000
Broco Global, LLC, controlled by Mr. Gabe Doher 2,000,000
WTFJ Investments LLC, controlled by Mr. Wayne Jefferies 8,356,715
La La La, LLC, controlled by Mr. Brian Lemke 4,363,857
Carbon Capital Corp, controlled by Mr. David Appel 1,400,000
Executive Real Estate, controlled by Mr. Paul D'Agnese 1,500,000
Mr. Josh Rowland, Individually 2,000,000
Mr. Richard Tavano, Individually 2,993,920
Daniel McKean, Individually 250,000
Laura Peifer, individually 250,000
Armin Ellis, individually 986,842
Roman Investments PR LLC controlled by Mr. Roman Vintfield 1,500,000
Rose Advisors controlled by Mr. Steve Denkingers 700,000
Number of shares as to which each person has sole or shared power to vote or dispose: Each shareholder in the group has sole discretion to vote its own shares and no shareholder has the power to vote or dispose of the shares of another shareholder in the group. There is no formal agreement between the shareholders in the group.
Transactions in the class effected during the past sixty days: On September 18, 2026, the board of the Issuer issued 1,621,026 shares of Series A Preferred Stock which are convertible into 162,102,600 common shares. The issuance of these shares is subject to the pending litigation between the Reporting Shareholder and its group against the Issuer's Board of Directors.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 18, 2026, the Reporting Person, together with other shareholders of the Issuer, served a lawsuit concerning the Board. The lawsuit demands, among other relief, that the Board (i) immediately call and hold a special meeting of the Issuer's shareholders and (ii) refrain from taking corporate actions alleged to have the purpose or effect of entrenching the current Board.

On September 24, 2026, the Issuer filed a Current Report on Form 8-K concerning certain actions taken on September 18, 2026, the same date on which the lawsuit was served. The Reporting Person contends that certain share issuances described in the Form 8-K could have the effect of materially diluting existing shareholders' voting power and affecting control of the Issuer. The Reporting Person further contends that the Form 8-K did not disclose the pending litigation.

On September 29, 2026, the Reporting Person submitted a complaint to the Securities and Exchange Commission concerning these matters (Submission No. 17907-155-715-789). The complaint sets forth the Reporting Person's allegations concerning the Issuer's disclosures. The filing of the complaint does not imply that the SEC has made any determination concerning those allegations.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
See Attached:
Exhibit 99.1 - Corporate governance lawsuit
Exhibit 99.2 - Proof of Service

## Signatures
- WTFJ Investments, LLC: /s/ Wayne Jefferies, Wayne Jefferies, Manager (10/06/2026)